Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION



Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

1 April 2003


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C. 184 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SUPPL

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Date	Document
1 April 2003	Announcement to Australian Stock Exchange Appendix 3B - New Issue Announcement, Application for Quotation of Additional Securities and Agreement
1 April 2003	Australian Securities and Investments Commission Form 207 - Notification of Share Issue
1 April 2003	Announcement to Australian Stock Exchange Ceasing to be a Substantial Holder Notice under subsection 671B AMP Diversified Property Trust

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

4/22

LL0004

~~pany~~ - Lend Lease Corporation Limited
82-3498


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

1 April 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Nine (9) pages


SECTION PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C. 184 SECTION

Dear Sir

Re: Stock Exchange Announcement
Appendix 3B

Attached is Appendix 3B (New Issue Announcement, Application for Quotation of Additional Securities and Agreement) in relation to ordinary shares allotted pursuant to the Company's Dividend Reinvestment Plan and Share Election Plan.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe
S J SHARPE
Company Secretary

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: S. Sharpe Date: 1/4/2003
(~~Director~~/Company secretary)

Print name: S J SHARPE

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

LEND LEASE CORPORATION LIMITED

ABN

32 000 226 228

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	999,355
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	SHARES ALLOTTED PURSUANT TO THE DIVIDEND REINVESTMENT PLAN AND SHARE ELECTION PLAN

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$8.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES ALLOTTED PURSUANT TO THE DIVIDEND REINVESTMENT PLAN AND SHARE ELECTION PLAN
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 MARCH 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	438,508,415	ORDINARY SHARES

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	RANK EQUALLY FROM THE DATE OF ALLOTMENT WITH ALL OTHER EXISTING ORDINARY SHARES

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Company - Lend Lease Corporation Limited
File No 82-3498


SEC MAIL
RECEIVED
PROCESSING
APR 09 2003
WASH. D.C.
184
SECTION

ASS. REQ-A
CASH REQ-P
PROC

ASIC registered agent number

lodging party or agent name Lend Lease Corporation Limited
office, level, building name **or** PO Box no. Level 46 Tower Building
street number & name Australia Square
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9236-6111
facsimile (02) 9252-2192
DX number 10230 suburb/city SSE



Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name Lend Lease Corporation Limited
A.C.N. 000 226 228

Details of the issue

date of issue (d/m/y) 19 / 3 / 03 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary Shares

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	999,355	$8.71	

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 1 / 4 / 03

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

1 April 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Twelve (12) pages

Dear Sir

Re: Stock Exchange Announcement
Ceasing to be a Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Ceasing to be a Substantial Holder in AMP Diversified Property Trust.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company name/Scheme: AMP Diversified Property Trust
ACN/ARSN: 090 606 732

1. Details of substantial holder (1)

Name: Lend Lease Corporation Limited
ACN (if applicable): 000 226 228

The holder ceased to be a substantial holder on: 31/03/03
The previous notice was given to the company on: 21/03/03
The previous notice was dated: 21/03/03

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer Annex 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

3. Changes in association

The following persons who have become associates (3) of,ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and its subsidiaries named in Annexure 1	Level 46, Tower Building, Australia Square Sydney NSW 2000

Signature

print name: S J Sharpe   capacity: Company Secretary

signature: S. Sharpe   date: 01/03/03

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 01/04/03.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 01/04/03.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 01/04/03.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 01/04/03.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 01/04/03.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 01/04/03.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 01/04/03.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 01/04/03.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 3 pages of Annexure 2 referred to in Form 605 signed by me and dated 01/04/03.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
Holder of Relevant Interest	Registered Holder		Note	
Lend Lease Group	State Street on behalf of **MLC Limited**		B	9,951,588
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**		B	8,354,457
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**		B	12,163,929
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**		B	735,291
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**		B	2,969,370
Balance as at 20/03/03				34,174,635
25/03/03	Purchase	2.68	18,090	6,750
26/03/03	Purchase	2.69	269,000	100,000
31/03/03	Sale	2.95	(2,755,300)	(934,000)
31/03/03	Sale	2.95	(1,622,500)	(550,000)
31/03/03	Sale	2.95	(12,384,100)	(4,198,000)
31/03/03	Sale	2.95	(17,856,350)	(6,053,000)
31/03/03	Sale	2.95	(14,602,500)	(4,950,000)
31/03/03	Sale	2.95	(929,250)	(315,000)
Balance as at 31/03/03 (refer below)				**17,281,385**
Number of units on issue				**523,595,000**
Percentage of issued units held				**3.30%**

ANNEXURE 2

This is page 2 of 3 pages of Annexure 2 referred to in Form 605 signed by me and dated 01/04/03.

S. Sharpe

S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	5,001,588
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	4,256,457
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	6,110,929
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	420,291
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	1,492,120
Balance as at 31/03/03			17,281,385

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

ANNEXURE 2

This is page 3 of 3 pages of Annexure 2 referred to in Form 605 signed by me and dated 01/04/03.

S. Sharpe
S J Sharpe
Company Secretary

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund

Company – Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH, D.C. 184 SECTION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

1 April 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
1 April 2003	Announcement to Australian Stock Exchange Initial Substantial Holder Notice under subsection 671B Commonwealth Property Office Fund
1 April 2003	Announcement to Australian Stock Exchange Change in Substantial Holder Notice under subsection 671B ING Industrial Fund
1 April 2003	Announcement to Australian Stock Exchange Change in Substantial Holder Notice under subsection 671B Macquarie Countrywide Trust

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

LL0004



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

1 April 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Fourteen (14) pages

Dear Sir

Re: Stock Exchange Announcement - Initial Substantial Holder Notice

We enclose notice of Initial Substantial Holder in Commonwealth Property Office Fund.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Commonwealth Property Office Fund
ACN/ARSN: 086 029 736

1. Details of substantial holder (1)
Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

The holder became a substantial holder on 31/03/03

2. Details of voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Units	1,364,104,000	69,819,996	5.12%

3. Details of relevant interests
The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2
Column A	Notes	

4. Details of present registered holders
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2	See Annexure 2
Column A	Column B	Column B	Column C

5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure 3	See Annexure 3	See		See Annexure 3
		Annexure 3		

6. Associates
The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure 2	See Annexure 2
Notes	Notes

7. Addresses
The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporations Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name: S J Sharpe   capacity: Company Secretary

sign here: S. Sharpe   date: 1/04/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 1/04/2003.



S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia
Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International
Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 1/04/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 4 pages of Annexure 2 referred to in Form 603 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
Holder of Relevant Interest	Registered Holder		Note	
Lend Lease Group	State Street on behalf of **MLC Limited**		B	13,034,310
Lend Lease Group	State Street on behalf of **MLC Lifetime Company**		B	3,629,345
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**		B	8,705,586
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**		B	935,836
Lend Lease Group	AMP Nominees on behalf of **WOW Super Pty Limited**		B	639,327
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**		B	1,626,646
Balance as at 5 August 2002				**28,571,050**
08/08/02	Sale	(52,030)	1.21	(43,000)
08/08/02	Sale	(82,280)	1.21	(68,000)
08/08/02	Sale	(95,590)	1.21	(79,000)
08/08/02	Sale	(25,410)	1.21	(21,000)
09/08/02	Sale	(274,500)	1.22	(225,000)
09/08/02	Sale	(61,000)	1.22	(50,000)
09/08/02	Sale	(97,600)	1.22	(80,000)
10/10/02	Purchase	2,037,631	1.17	1,741,565
10/10/02	Purchase	10,936,937	1.17	9,347,809
10/10/02	Purchase	12,367,659	1.17	10,570,649
10/10/02	Purchase	794,233	1.17	678,832
20/11/02	Purchase	35,400	1.18	30,000
20/11/02	Purchase	540,440	1.18	458,000
20/11/02	Purchase	381,140	1.18	323,000
20/11/02	Purchase	24,780	1.18	21,000
26/11/02	Purchase	91,630	1.19	77,000
26/11/02	Purchase	232,050	1.19	195,000
26/11/02	Purchase	104,720	1.19	88,000
26/11/02	Purchase	465,290	1.19	391,000
26/11/02	Purchase	23,800	1.19	20,000
29/11/02	Purchase	48,995	1.20	41,000
29/11/02	Purchase	239,000	1.20	200,000
29/11/02	Purchase	314,285	1.20	263,000
29/11/02	Purchase	19,120	1.20	16,000
18/12/02	Purchase	3,730,029	1.19	3,134,478

ANNEXURE 2

This is page 2 of 4 pages of Annexure 2 referred to in Form 603 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
20/12/02	Purchase	60,000	1.20	50,000
20/12/02	Sale	(600,000)	1.20	(500,000)
20/12/02	Purchase	420,000	1.20	350,000
15/01/03	Sale	(3,429,669)	1.21	(2,834,437)
15/01/03	Sale	(1,768,316)	1.21	(1,461,418)
15/01/03	Purchase	60,000	1.20	50,000
16/01/03	Purchase	238,000	1.19	200,000
16/01/03	Purchase	952,000	1.19	800,000
16/01/03	Purchase	101,150	1.19	85,000
17/01/03	Purchase	59,500	1.19	50,000
17/01/03	Purchase	59,500	1.19	50,000
20/01/03	Purchase	3,656,630	1.21	3,022,008
20/01/03	Purchase	6,164,967	1.21	5,095,014
20/01/03	Purchase	1,481,946	1.21	1,224,749
20/01/03	Purchase	2,711,685	1.21	2,241,062
20/01/03	Purchase	612,850	1.19	515,000
30/01/03	Sale	(67,760)	1.21	(56,000)
30/01/03	Sale	(72,600)	1.21	(60,000)
30/01/03	Sale	(300,080)	1.21	(248,000)
30/01/03	Sale	(215,380)	1.21	(178,000)
30/01/03	Sale	(605,000)	1.21	(500,000)
30/01/03	Sale	(399,300)	1.21	(330,000)
30/01/03	Sale	(59,290)	1.21	(49,000)
04/02/03	Sale	(121,000)	1.21	(100,000)
04/02/03	Sale	(538,450)	1.21	(445,000)
04/02/03	Sale	(388,410)	1.21	(321,000)
04/02/03	Sale	(605,000)	1.21	(500,000)
04/02/03	Sale	(22,990)	1.21	(19,000)
04/02/03	Sale	(47,190)	1.21	(39,000)
18/02/03	Sale	(424,800)	1.18	(360,000)
18/02/03	Sale	(35,400)	1.18	(30,000)
26/02/03	Purchase	10,578,000	1.17	9,041,026
26/02/03	Note 1			(7,798,535)
11/03/03	Sale	(65,550)	1.15	(57,000)
14/03/03	Purchase	3,221,242	1.17	2,753,198
14/03/03	Sale	(2,029,705)	1.21	(1,677,442)
27/03/03	Sale	(67,280)	1.16	(58,000)
27/03/03	Sale	(556,800)	1.16	(480,000)
27/03/03	Purchase	624,080	1.16	538,000
31/03/03	Purchase	42,920	1.16	37,000
31/03/03	Purchase	25,520	1.16	22,000
31/03/03	Purchase	192,560	1.16	166,000
31/03/03	Purchase	644,960	1.16	556,000
31/03/03	Purchase	226,200	1.16	195,000
31/03/03	Purchase	272,307	1.16	234,747

ANNEXURE 2

This is page 3 of 4 pages of Annexure 2 referred to in Form 603 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
31/03/03	Purchase	5,880,000	1.17	5,025,641
31/03/03	Purchase	22,040	1.16	19,000
Balance as at 31 March 2003 (refer below)				**69,819,996**
Number of units on issue				**1,364,104,000**
Percentage of issued units held				**5.12%**

Note 1: No longer managed by the Lend Lease Group

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	17,589,745
Lend Lease Group	State Street on behalf of **MLC Lifetime Company**	B	0
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	16,745,958
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	23,312,804
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	0
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	1,420,159
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	10,751,330
Balance as at 31 March 2003			69,819,996

ANNEXURE 2

This is page 4 of 4 pages of Annexure 2 referred to in Form 603 signed by me and dated 1/04/2003.

...S... Sharpe.........
S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"AMP" means AMP Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, the Lend Lease Investment Trust and the MLC Pooled Trust.

"MLC Lifetime Company" means MLC Lifetime Company Limited (ACN 000 000 420) of Level 6, 105-153 Miller Street, North Sydney NSW 2060.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Lifetime Company Limited MLC MasterKey Unit Trust MLC Pooled Trust Lend Lease Investment Trust
AMP Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

1 April 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Fifteen (15) pages

Dear Sir

Re: Stock Exchange Announcement – Change in Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Change in Substantial Holder in ING Industrial Fund.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company name/Scheme: ING Industrial Fund
ACN/ARSN: 089 038 175

1. Details of substantial holder (1)

Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

There was a change in the interests of the substantial holder on: 01/04/03
The previous notice was given to the company on: 15/01/01
The previous notice was dated: 15/01/01

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Units	31,550,197	5.91%	46,633,824	7.37%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer	Refer	Refer	Refer	Refer	Refer
Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer	Refer	Refer	Refer	Refer	Refer
Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name: S J Sharpe capacity: Company Secretary

sign here: S. Sharpe date: 1/04/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.



S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.



S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
Holder of Relevant Interest	Registered Holder		Note	
Lend Lease Group	State Street on behalf of **MLC Limited**		B	12,872,565
Lend Lease Group	State Street on behalf of **MLC Lifetime Company**		B	6,093,284
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**		B	9,622,223
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**		B	520,738
Lend Lease Group	Chase Manhattan Nominees on behalf of **Haematite Pty Limited**		B	1,763,116
Lend Lease Group	AMP Nominees on behalf of **WOW Super Pty Limited**		B	637,271
Balance as at 15 January 2001				31,509,197
16/02/01	Purchase	(102,102)	1.43	(71,400)
16/02/01	Purchase	(15,730)	1.43	(11,000)
26/02/01	Purchase	(211,995)	1.41	(150,000)
01/03/01	Purchase	(13,689,193)	1.45	(9,440,823)
01/03/01	Purchase	13,689,193	1.45	9,440,823
01/03/01	Purchase	(133,920)	1.44	(93,000)
01/03/01	Purchase	(14,280,029)	1.45	(9,848,296)
01/03/01	Purchase	14,280,029	1.45	9,848,296
01/03/01	Purchase	(908,093)	1.45	(626,271)
01/03/01	Purchase	908,093	1.45	626,271
01/03/01	Purchase	(31,680)	1.44	(22,000)
05/04/01	Purchase	310,200	1.41	220,000
05/04/01	Purchase	332,760	1.41	236,000
05/04/01	Purchase	28,200	1.41	20,000
12/04/01	Purchase	70,500	1.41	50,000
12/04/01	Purchase	35,500	1.42	25,000
12/04/01	Purchase	113,008	1.42	79,583
13/06/01	Purchase	55,158	1.45	38,040
14/06/01	Purchase	57,600	1.44	40,000
27/06/01	Purchase	74,047	1.43	51,781
04/07/01	Purchase	129,600	1.44	90,000
04/07/01	Purchase	21,600	1.44	15,000
05/07/01	Purchase	34,800	1.45	24,000
09/07/01	Purchase	222,500	1.45	153,745

ANNEXURE 2

This is page 2 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
09/07/01	Purchase	72,500	1.45	50,000
09/07/01	Purchase	146,086	1.45	100,979
18/07/01	Purchase	203,000	1.45	140,000
18/07/01	Purchase	210,250	1.45	145,000
18/07/01	Purchase	29,000	1.45	20,000
10/08/01	Purchase	32,280	1.54	20,961
10/08/01	Purchase	(33,328)	1.59	(20,961)
30/08/01	Purchase	(131,220)	1.62	(81,000)
30/08/01	Purchase	(1,064,000)	1.60	(665,000)
30/08/01	Purchase	(1,174,400)	1.60	(734,000)
30/08/01	Purchase	(291,600)	1.62	(180,000)
30/08/01	Purchase	(25,920)	1.62	(16,000)
30/08/01	Purchase	(68,800)	1.60	(43,000)
10/10/01	Purchase	1,558,000	1.52	1,025,000
10/10/01	Purchase	1,874,160	1.52	1,233,000
10/10/01	Purchase	132,696	1.52	87,300
24/10/01	Purchase	221,520	1.56	142,000
24/10/01	Purchase	221,650	1.55	143,000
24/10/01	Purchase	244,900	1.55	158,000
24/10/01	Purchase	249,600	1.56	160,000
24/10/01	Purchase	24,960	1.56	16,000
26/10/01	Purchase	302,640	1.56	194,000
26/10/01	Purchase	273,000	1.56	175,000
26/10/01	Purchase	24,960	1.56	16,000
14/11/01	Purchase	161,000	1.61	100,000
14/11/01	Purchase	204,470	1.61	127,000
16/11/01	Purchase	789,300	1.62	487,222
21/11/01	Note 1			(1,800,140)
21/11/01	Purchase	934,800	1.64	570,000
21/11/01	Purchase	492,000	1.64	300,000
29/11/01	Purchase	393,600	1.64	240,000
10/12/01	Purchase	665,820	1.62	411,000
09/01/02	Purchase	40,647	1.64	24,785
05/02/02	Purchase	(64,400)	1.61	(40,000)
18/02/02	Purchase	80,500	1.61	50,000
18/02/02	Purchase	99,820	1.61	62,000
19/03/02	Purchase	108,540	1.62	67,000
17/05/02	Purchase	(668,000)	1.67	(400,000)
03/06/02	Purchase	133,600	1.67	80,000
03/06/02	Purchase	100,200	1.67	60,000
06/06/02	Purchase	(34,800)	1.74	(20,000)
11/06/02	Purchase	(43,250)	1.73	(25,000)
11/06/02	Purchase	(173,000)	1.73	(100,000)
12/06/02	Purchase	(348,000)	1.74	(200,000)
24/06/02	Purchase	66,800	1.67	40,000
25/06/02	Purchase	(66,400)	1.66	(40,000)
01/07/02	Purchase	142,560	1.62	88,000

ANNEXURE 2

This is page 3 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
01/07/02	Purchase	162,000	1.62	100,000
01/07/02	Purchase	92,340	1.62	57,000
01/07/02	Purchase	35,640	1.62	22,000
09/07/02	Purchase	211,200	1.60	132,000
09/07/02	Purchase	1,304,000	1.60	815,000
09/07/02	Purchase	1,476,800	1.60	923,000
09/07/02	Purchase	104,000	1.60	65,000
11/07/02	Purchase	313,240	1.64	191,000
05/08/02	Purchase	(29,160)	1.62	(18,000)
02/10/02	Purchase	95,120	1.64	58,000
02/10/02	Purchase	793,760	1.64	484,000
02/10/02	Purchase	577,875	1.64	352,363
02/10/02	Purchase	37,720	1.64	23,000
04/10/02	Purchase	26,240	1.64	16,000
04/10/02	Purchase	123,000	1.64	75,000
04/10/02	Purchase	142,769	1.64	87,054
10/12/02	Purchase	(365,500)	1.70	(215,000)
12/12/02	Purchase	168,300	1.65	102,000
12/12/02	Purchase	1,179,750	1.65	715,000
12/12/02	Purchase	1,278,750	1.65	775,000
12/12/02	Purchase	85,800	1.65	52,000
16/12/02	Purchase	(42,500)	1.70	(25,000)
16/12/02	Purchase	850,000	1.70	500,000
16/12/02	Purchase	(289,000)	1.70	(170,000)
16/12/02	Purchase	(297,500)	1.70	(175,000)
16/12/02	Purchase	(25,500)	1.70	(15,000)
20/12/02	Purchase	(126,750)	1.69	(75,000)
20/12/02	Purchase	126,750	1.69	75,000
30/12/02	Purchase	639,600	1.64	390,000
15/01/03	Purchase	(2,897,479)	1.68	(1,724,690)
15/01/03	Purchase	(3,431,650)	1.68	(2,042,649)
20/01/03	Purchase	2,452,368	1.68	1,459,743
20/01/03	Purchase	3,306,947	1.68	1,968,421
20/01/03	Purchase	5,575,413	1.68	3,318,698
20/01/03	Purchase	1,340,228	1.68	797,755
05/02/03	Purchase	662,200	1.72	385,000
13/02/03	Purchase	26,769	1.66	16,100
13/02/03	Purchase	133,016	1.66	80,000
13/02/03	Purchase	24,941	1.66	15,000
14/02/03	Purchase	233,868	1.65	141,738
26/02/03	Purchase	9,988,950	1.72	5,807,529
26/02/03	Note 1			(9,561,267)
14/03/03	Purchase	3,066,652	1.72	1,782,937
24/03/03	Purchase	72,240	1.68	43,000
24/03/03	Purchase	58,800	1.68	35,000
24/03/03	Purchase	320,880	1.68	191,000
24/03/03	Purchase	450,240	1.68	268,000

ANNEXURE 2

This is page 4 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
24/03/03	Purchase	749,280	1.68	446,000
24/03/03	Purchase	28,560	1.68	17,000
31/03/03	Purchase	5,845,000	1.67	3,500,000
Balance as at 31 March 2003 (refer below)				**46,633,824**
Number of units on issue				**632,507,000**
Percentage of issued units held				**7.37%**

Note 1: No longer managed by the Lend Lease Group

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	12,540,715
Lend Lease Group	State Street on behalf of **MLC Lifetime Company**	B	0
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	10,526,133
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	15,403,083
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	0
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	920,571
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	7,243,322
Balance as at 31 March 2003			46,633,824

ANNEXURE 2

This is page 5 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe

S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"AMP" means AMP Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Chase Manhattan Nominees" means Chase Manhattan Nominees Limited (ACN 002 899 961) of Level 35, AAP Centre, 259 George Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, the Lend Lease Investment Trust and the MLC Pooled Trust.

"MLC Lifetime Company" means MLC Lifetime Company Limited (ACN 000 000 420) of Level 6, 105-153 Miller Street, North Sydney NSW 2060.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Lifetime Company Limited MLC MasterKey Unit Trust MLC Pooled Trust Lend Lease Investment Trust
AMP Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

1 April 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Fifteen (15) pages

Dear Sir

Re: Stock Exchange Announcement – Change in Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Change in Substantial Holder in Macquarie Countrywide Trust.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company name/Scheme: Macquarie Countrywide Trust
ACN/ARSN: 093 143 965

1. Details of substantial holder (1)

Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

There was a change in the interests of the substantial holder on: 01/04/03
The previous notice was given to the company on: 22/05/01
The previous notice was dated: 22/05/01

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Units	25,232,008	7.90%	44,992,430	9.36%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and its subsidiaries named in Annexure 1	Level 46, Tower Building, Australia Square Sydney NSW 2000

Signature

print name: S J Sharpe capacity: Company Secretary

sign here: S. Sharpe date: 1/04/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

- Bovis Lend Lease Pty Limited
- Bovis McLachlan Pty Limited
- Bovis TPC Pty Limited
- Lend Lease (Taiwan) Pty Limited
- Bovis McLachlan Ltd

Project and Construction Management - International

- Bovis Lend Lease SA
- Bovis Lend Lease Inc
- BCM Gerenciamento, Engenharia e Construcao Ltds
- Crystal Engineering Ltd Co of Shanghai
- Bovis Lend Lease Project Consulting (Shanghai) Co Limited
- Bovis Lend Lease SA (Chile)
- Bovis Lend Lease (Costa Rica) SA
- Bovis Lend Lese – Peurto Rico, S.E.
- Bovis Lend Lease a.s.
- Bovis Egypt SAE
- Bovis Lend Lease SA
- Yeomans SA
- Bovis Lend Lease SA
- Lehrer McGovern Bovis SARL
- Bovis Lend Lease Holdings Gmbh
- Bovis Lend Lease I'RW AG
- Haremead GmbH
- Bovis Lend Lease Microelectronics GmbH
- Bovis Lend Lease Bau Gmbh
- Bovis Lend Lease General Construction Limited Liability Co
- Bovis Lend Lease Limited
- Bovis Lend Lease China (HK) Limited
- Normanno Limited
- Bovis Lend Lease Menoki Tanacsado KFT
- Bovis Lend Lease PVT Limited
- PT Lend Lease Graha Indonesia
- PTLL Development Indonesia
- FEBC Pvt Limited
- Bovis LL SRL
- Bovis Lend Lease Japan, Inc.
- I'RW AG Beratende Ingenieure Italien GmbH
- Bovis Lend Lease Sdn Bhd
- Lend Lease Project Management Sdn Bhd
- Bovis Malaysia Sdn Bhd
- Lehrer McGovern Malaysia Sdn Bhd
- WTW Bovis Sdn Bhd
- Impro Intelligent Building Services Sdn Bhd
- Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
Holder of Relevant Interest	Registered Holder		Note	
Lend Lease Group	State Street on behalf of **MLC Limited**		B	10,709,306
Lend Lease Group	State Street on behalf of **MLC Lifetime Company**		B	4,783,025
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**		B	7,609,923
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**		B	501,268
Lend Lease Group	Chase Manhattan Nominees on behalf of **Haematite Pty Limited**		B	1,129,150
Lend Lease Group	AMP Nominees on behalf of **WOW Super Pty Limited**		B	499,336
Balance as at 22 May 2001				25,232,008
17/05/01	Purchase	2,009,280	1.38	1,456,000
17/05/01	Purchase	2,163,150	1.38	1,567,500
17/05/01	Purchase	159,528	1.38	115,600
29/06/01	Purchase	821,452	1.37	599,600
29/06/01	Purchase	892,829	1.37	651,700
29/06/01	Purchase	54,115	1.37	39,500
02/07/01	Purchase	896,768	1.38	649,832
02/07/01	Purchase	1,061,300	1.38	769,058
02/07/01	Purchase	53,679	1.38	38,898
12/07/01	Purchase	169,800	1.42	120,000
10/08/01	Purchase	455,886	1.36	334,006
10/08/01	Purchase	34,961	1.36	25,614
10/08/01	Purchase	41,375	1.36	30,313
10/08/01	Purchase	482,556	1.36	353,546
10/08/01	Purchase	2,093	1.37	1,533
10/08/01	Purchase	30,159	1.36	22,095
30/08/01	Purchase	455,700	1.47	310,000
30/08/01	Purchase	704,130	1.47	479,000
30/08/01	Purchase	44,100	1.47	30,000
13/09/01	Purchase	85,800	1.43	60,000
13/09/01	Purchase	92,950	1.43	65,000
25/09/01	Purchase	(59,045)	1.48	(39,895)
03/10/01	Purchase	127,500	1.50	85,000
03/10/01	Purchase	180,000	1.50	120,000
03/10/01	Purchase	37,500	1.50	25,000
31/10/01	Purchase	65,100	1.55	42,000

ANNEXURE 2

This is page 2 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
31/10/01	Purchase	72,393	1.55	46,705
16/11/01	Purchase	663,933	1.60	414,958
21/11/01	Purchase	1,141,000	1.63	700,000
21/11/01	Note 1			(1,560,973)
28/11/01	Purchase	122,250	1.63	75,000
29/11/01	Purchase	317,850	1.63	195,000
20/12/01	Purchase	47,558	1.59	29,911
31/12/01	Purchase	405,000	1.62	250,000
07/01/02	Purchase	157,000	1.57	100,000
07/01/02	Purchase	179,400	1.56	115,000
23/01/02	Purchase	60,040	1.58	38,000
23/01/02	Purchase	216,460	1.58	137,000
07/02/02	Purchase	65,450	1.54	42,500
07/02/02	Purchase	763,840	1.54	496,000
07/02/02	Purchase	850,080	1.54	552,000
07/02/02	Purchase	37,422	1.54	24,300
08/02/02	Purchase	94,795	1.53	62,124
08/02/02	Purchase	604,758	1.53	396,329
08/02/02	Purchase	670,172	1.53	439,198
08/02/02	Purchase	41,371	1.53	27,111
11/02/02	Purchase	(33,390)	1.59	(21,000)
11/02/02	Purchase	(186,030)	1.59	(117,000)
11/02/02	Purchase	(188,574)	1.59	(118,600)
11/02/02	Purchase	(24,963)	1.59	(15,700)
15/02/02	Purchase	205,110	1.59	129,000
25/02/02	Purchase	(104,650)	1.61	(65,000)
26/04/02	Purchase	(541,200)	1.64	(330,000)
26/04/02	Purchase	(29,520)	1.64	(18,000)
29/04/02	Purchase	(106,744)	1.68	(63,538)
30/04/02	Purchase	(76,820)	1.67	(46,000)
30/04/02	Purchase	(482,630)	1.67	(289,000)
30/04/02	Purchase	(629,590)	1.67	(377,000)
30/04/02	Purchase	(24,215)	1.67	(14,500)
01/05/02	Purchase	(90,180)	1.67	(54,000)
01/05/02	Purchase	(480,960)	1.67	(288,000)
01/05/02	Purchase	(551,100)	1.67	(330,000)
01/05/02	Purchase	(51,176)	1.68	(30,462)
01/05/02	Purchase	(32,899)	1.67	(19,700)
03/06/02	Purchase	299,040	1.68	178,000
03/06/02	Purchase	462,000	1.68	275,000
03/06/02	Purchase	33,600	1.68	20,000
12/06/02	Purchase	(432,500)	1.73	(250,000)
12/06/02	Purchase	(259,500)	1.73	(150,000)
24/06/02	Purchase	40,500	1.62	25,000
25/06/02	Purchase	(104,650)	1.61	(65,000)
26/06/02	Purchase	(203,750)	1.63	(125,000)
26/06/02	Purchase	(154,850)	1.63	(95,000)
09/08/02	Purchase	112,297	1.53	73,594
09/08/02	Purchase	616,457	1.53	403,996

ANNEXURE 2

This is page 3 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
09/08/02	Purchase	153,260	1.58	97,000
09/08/02	Purchase	684,058	1.53	448,298
09/08/02	Purchase	42,745	1.53	28,011
21/08/02	Purchase	(112,297)	1.53	(73,594)
21/08/02	Purchase	112,988	1.58	71,493
21/08/02	Purchase	(616,457)	1.53	(403,996)
21/08/02	Purchase	617,029	1.58	390,426
21/08/02	Purchase	(684,058)	1.53	(448,298)
21/08/02	Purchase	684,007	1.58	432,806
21/08/02	Purchase	(42,745)	1.53	(28,011)
21/08/02	Purchase	42,808	1.58	27,087
29/10/02	Purchase	(27,880)	1.64	(17,000)
29/10/02	Purchase	(278,800)	1.64	(170,000)
29/11/02	Purchase	385,120	1.66	232,000
16/12/02	Purchase	805,410	1.71	471,000
20/12/02	Purchase	25,800	1.72	15,000
20/12/02	Purchase	(361,200)	1.72	(210,000)
20/12/02	Purchase	275,200	1.72	160,000
31/12/02	Purchase	124,640	1.64	76,000
02/01/03	Purchase	738,000	1.64	450,000
02/01/03	Purchase	3,927,800	1.64	2,395,000
02/01/03	Purchase	4,434,934	1.64	2,704,228
02/01/03	Purchase	287,000	1.64	175,000
06/01/03	Purchase	(119,720)	1.64	(73,000)
06/01/03	Purchase	(631,400)	1.64	(385,000)
06/01/03	Purchase	(1,056,160)	1.64	(644,000)
06/01/03	Purchase	(67,240)	1.64	(41,000)
15/01/03	Purchase	(2,833,439)	1.68	(1,686,571)
15/01/03	Purchase	(3,212,182)	1.68	(1,912,013)
20/01/03	Purchase	3,047,374	1.68	1,813,913
20/01/03	Purchase	5,137,779	1.68	3,058,202
20/01/03	Purchase	1,235,030	1.68	735,137
20/01/03	Purchase	2,259,874	1.68	1,345,163
28/01/03	Purchase	338,000	1.69	200,000
04/02/03	Purchase	(260,750)	1.75	(149,000)
04/02/03	Purchase	(325,500)	1.75	(186,000)
04/02/03	Purchase	(157,500)	1.75	(90,000)
05/02/03	Purchase	387,000	1.72	225,000
14/02/03	Purchase	129,402	1.62	79,878
14/02/03	Purchase	32,805	1.62	20,250
14/02/03	Purchase	684,288	1.62	422,400
14/02/03	Purchase	804,916	1.62	496,862
14/02/03	Purchase	51,268	1.62	31,647
18/02/03	Purchase	481,400	1.66	290,000
26/02/03	Purchase	497,317	1.62	306,986
26/02/03	Purchase	9,269,238	1.67	5,550,442
26/02/03	Note 1			(12,022,337)
14/03/03	Purchase	138,969	1.63	85,257
17/03/03	Purchase	624,698	1.63	383,250

ANNEXURE 2

This is page 4 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
17/03/03	Purchase	80,657	1.63	49,483
18/03/03	Purchase	156,750	1.65	95,000
18/03/03	Purchase	84,150	1.65	51,000
18/03/03	Purchase	701,250	1.65	425,000
18/03/03	Purchase	2,734,443	1.67	1,637,391
18/03/03	Purchase	135,300	1.65	82,000
18/03/03	Purchase	170,221	1.65	103,189
18/03/03	Purchase	973,500	1.65	590,000
18/03/03	Purchase	61,050	1.65	37,000
27/03/03	Purchase	(369,600)	1.68	(220,000)
31/03/03	Purchase	5,810,414	1.67	3,479,290
Balance as at 31 March 2003 (refer below)				**44,992,430**
Number of units on issue				**480,617,000**
Percentage of issued units held				**9.36%**

Note 1: No longer managed by the Lend Lease Group

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	12,096,867
Lend Lease Group	State Street on behalf of **MLC Lifetime Company**	B	0
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	10,222,294
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	14,659,156
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	0
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	893,709
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	7,120,404
Balance as at 31 March 2003			44,992,430

ANNEXURE 2

This is page 5 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 1/04/2003.

S. Sharpe
S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"AMP" means AMP Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Chase Manhattan Nominees" means Chase Manhattan Nominees Limited (ACN 002 899 961) of Level 35, AAP Centre, 259 George Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, the Lend Lease Investment Trust and the MLC Pooled Trust.

"MLC Lifetime Company" means MLC Lifetime Company Limited (ACN 000 000 420) of Level 6, 105-153 Miller Street, North Sydney NSW 2060.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Lifetime Company Limited MLC MasterKey Unit Trust MLC Pooled Trust Lend Lease Investment Trust
AMP Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund